SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND
 (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (Amendment No. 1)*

ASM International N.V.
(Name of Issuer)

Common Shares, NLG 0.01 par value
(Title of Class of Securities)

N0704510
(CUSIP Number)

Stephen M. Schultz, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C., 551 Fifth Avenue, 18th Floor, New York, New York 10176, Tel: (212) 986-6000 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2000
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)
[x]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            (Continued on the following pages)

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Halifax Fund, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands, BWI

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  771,472

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  771,472

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  771,472

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  1.56%

12.      TYPE OF REPORTING PERSON*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Palladin Partners I, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  198,040

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  198,040

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  198,040

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
                  EXCLUDES CERTAIN SHARES*  [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  0.40%

12.      TYPE OF REPORTING PERSON*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Palladin Overseas Fund Ltd.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands, BWI

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  20,801

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  20,801

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  20,801

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
                  EXCLUDES CERTAIN SHARES*  [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  0.04%

12.      TYPE OF REPORTING PERSON*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  DeAM Convertible Arbitrage Fund Ltd.
                  (f/k/a The Gleneagles Fund Company)

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands, BWI

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  40,157

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  40,157

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  40,157

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
                  EXCLUDES CERTAIN SHARES*  [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  0.08%

12.      TYPE OF REPORTING PERSON*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Lancer Securities (Cayman) Ltd.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands, BWI

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  33,241

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  33,241

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  33,241

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
                  EXCLUDES CERTAIN SHARES*  [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  0.07%

12.      TYPE OF REPORTING PERSON*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  The Palladin Group, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  1,063,711

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  1,063,711

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,063,711

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  2.13%

12.      TYPE OF REPORTING PERSON*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This statement is filed pursuant to Rule 13d-2(d) with respect to the common shares, NLG 0.01 par value (the "Common Stock") of ASM International N.V. (the "Issuer") beneficially owned by the Reporting Persons specified herein as of February 15, 2001 and amends and supplements the Schedule 13G dated February 14, 2000. Except as set forth herein, such Schedule 13G is unmodified.

Item 2(a).        Name of Person Filing:

     The names of the persons filing this statement on Schedule 13G are: Halifax Fund, L.P., a Cayman Islands exempted limited partnership ("Halifax"), Palladin Partners I, L.P., a Delaware limited partnership ("PPI"), Palladin Overseas Fund Ltd., a Cayman Islands exempted company ("POF"), DeAM Convertible Arbitrage Fund Ltd. (f/k/a The Gleneagles Fund Company), a Cayman Islands exempted company ("DeAM"), Lancer Securities (Cayman) Ltd., a Cayman Islands exempted company ("Lancer"), and The Palladin Group, L.P., a Texas limited partnership ("Palladin"). Yarmouth Investments Ltd., a Cayman Islands exempted company ("Yarmouth"), is the sole general partner of Halifax. Palladin Asset Management, L.L.C., a Delaware limited liability company ("PAM"), and Palladin Adminstrative Services, L.L.C., a Delaware limited liability company ("PAS"), are the general partners of PPI. Jeffrey Devers, Robert Chender and CFS Company, Ltd., a Cayman Islands exempted company, are the directors of POF. Robert N. Chin, Jan Allen Kregel and Ian Godfrey Sampson are the directors of DeAM (the "DeAM Directors"). Paul S. Levy, David Y. Ying and Andrew Heyer are the directors of Lancer. Palladin Capital Management, LLC, a Delaware limited liability company ("PCM"), is the sole general partner of Palladin. Palladin is the investment advisor of Halifax, PPI, POF, DeAM and Lancer. Because its beneficial ownership arises solely from its status as the investment advisor of Halifax, PPI, POF, DeAM and Lancer, Palladin expressly disclaims equitable ownership of and pecuniary interest in any shares of Common Stock. PAM, PAS, POF, PCM and Yarmouth are controlled by Jeffrey Devers. DeAM is controlled by the DeAM Directors. Lancer is controlled by Lancer Securities LLC, a Delaware limited liability company.

Item 2(b).        Address of Principal Business Office or, if None, Residence:

HALIFAX

         The business address of Halifax is c/o CITCO Fund Services (Cayman Islands) Limited, Corporate Centre, West Bay Road, Grand Cayman, Cayman Islands, British West Indies.



PPI

     The business address of PPI is 195 Maplewood Avenue, Maplewood, New Jersey 07040.

POF

     The business address of POF is c/o Citco Fund Services (Cayman Islands) Ltd., Corporate Centre, West Bay Road, Grand Cayman, Cayman Islands, British West Indies.

DeAM

     The business address of DeAM is c/o Walkers, Walker House, Mary Street, George Town, Grand Cayman Islands, British West Indies.

LANCER

     The business address of Lancer is c/o W.S. Walker & Co., 2nd Floor, Caledonian House, Mary Street, George Town, Grand Cayman, Cayman Islands, British West Indies.

PALLADIN

     The business address of Palladin is 195 Maplewood Avenue, Maplewood, New Jersey 07040.

     If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

Item 4.   Ownership.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)      Amount beneficially owned:

         Halifax and Palladin together beneficially own a total of 771,472 shares of Common Stock (the sum of (i) 669,697 shares of Common Stock and (ii) 101,775 shares of Common Stock for which Halifax's Common Stock Purchase Warrant is exercisable).

         PPI and Palladin together beneficially own a total of 198,040 shares of Common Stock (the sum of (i) 180,683 shares of Common Stock and (ii) 17,357 shares of Common Stock for which PPI's Common Stock Purchase Warrant is exercisable).

         POF and Palladin together beneficially own a total of 20,801 shares of Common Stock (the sum of (i) 2,896 shares of Common Stock and (ii) 17,905 shares of Common Stock for which POF's Common Stock Purchase Warrant is exercisable).

         DeAM and Palladin together beneficially own a total of 40,157 shares of Common Stock (the sum of (i) 6,367 shares of Common Stock and (ii) 33,790 shares of Common Stock for which DeAM's Common Stock Purchase Warrant is exercisable).

         Lancer and Palladin together beneficially own a total of 33,241 shares of Common Stock (the sum of (i) 4,068 shares of Common Stock and (ii) 29,173 shares of Common Stock for which Lancer's Common Stock Purchase Warrant is exercisable).

         Halifax, PPI, POF, DeAM, Lancer and Palladin together beneficially own a total of 1,063,711 shares of Common Stock (the sum of (i) 863,711 shares of Common Stock and (ii) 200,000 shares of Common Stock for which the Common Stock Purchase Warrants (listed above) are exercisable).

         (b)      Percent of class:

         Halifax's and Palladin's aggregate beneficial ownership of 771,472 shares of Common Stock constitutes 1.56% of all of the outstanding shares of Common Stock.

         PPI's and Palladin's aggregate beneficial ownership of 198,040 shares of Common Stock constitutes 0.40% of all of the outstanding shares of Common Stock.

         POF's and Palladin's beneficial ownership of 20,801 shares of Common Stock constitutes 0.04% of all of the outstanding shares of Common Stock.

         DeAM's and Palladin's aggregate beneficial ownership of 40,157 shares of Common Stock constitutes 0.08% of all of the outstanding shares of Common Stock.

         Lancer's and Palladin's aggregate beneficial ownership of 33,241 shares of Common Stock constitutes 0.07% of all of the outstanding shares of Common Stock.

         Halifax's, PPI's, POF's, DeAM's, Lancer's and Palladin's aggregate beneficial ownership of 1,063,711 shares of Common Stock constitutes 2.13% of all the outstanding shares of Common Stock.

         (c)      Number of shares as to which such person has:

                    (i)    Sole power to vote or to direct the vote

                          Not applicable.

                   (ii)    Shared power to vote or to direct the vote

                          Halifax and Palladin together have shared power to vote or direct the vote of 771,472 shares of Common Stock.

                          PPI and Palladin together have shared power to vote or direct the vote of 198,040 shares of Common Stock.

                          POF and Palladin together have shared power to vote or direct the vote of 20,801 shares of Common Stock.

                          DeAM and Palladin together have shared power to vote or direct the vote of 40,157 shares of Common Stock.

                          Lancer and Palladin together have shared power to vote or direct the vote of 33,241 shares of Common Stock.

                  (iii)    Sole power to dispose or to direct the
                           disposition of

                           Not applicable.

                    (iv)   Shared power to dispose or to direct
                           the disposition of

                           Halifax and Palladin together have shared power to dispose or direct the disposition of 771,472 shares of Common Stock.

                           PPI and Palladin together have shared power to dispose or direct the disposition of 198,040 shares of Common Stock.

                           POF and Palladin together have shared power to dispose or direct the disposition of 20,801 shares of Common Stock.

                           DeAM and Palladin together have shared power to dispose or direct the disposition of 40,157 shares of Common Stock.

                           Lancer and Palladin together have shared power to dispose or direct the disposition of 33,241 shares of Common Stock.

Item 5.   Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 10.  Certification.

         By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.


Dated: February 15, 2001


                                    HALIFAX FUND, L.P.

                                    By: The Palladin Group, L.P.
                                            Attorney-in-Fact

                                            By: /s/ Maurice Hryshko
                                                     Maurice Hryshko
                                                     Authorized Person

                                    PALLADIN OVERSEAS FUND, LTD.

                                    By: The Palladin Group, L.P.
                                            Attorney-in-Fact

                                            By: /s/ Maurice Hryshko
                                                     Maurice Hryshko
                                                     Authorized Person

                                    PALLADIN PARTNERS I, L.P.

                                    By:     The Palladin Group, L.P.,
                                            Attorney-in-Fact

                                            By: /s/ Maurice Hryshko
                                                     Maurice Hryshko
                                                     Authorized Person

                                    PALLADIN OVERSEAS FUND LTD.

                                    By:     The Palladin Group, L.P.,
                                            Attorney-in-Fact

                                            By: /s/ Maurice Hryshko
                                                     Maurice Hryshko
                                                     Authorized Person

                                    DeAM CONVERTIBLE ARBITRAGE FUND LTD.

                                    By:     The Palladin Group, L.P.,
                                            Attorney-in-Fact

                                            By: /s/ Maurice Hryshko
                                                     Maurice Hryshko
                                                     Authorized Person



                                    LANCER SECURITIES (CAYMAN) LTD.

                                    By:     The Palladin Group, L.P.,
                                            Attorney-in-Fact

                                            By: /s/ Maurice Hryshko
                                                -----------------------
                                                     Maurice Hryshko
                                                     Authorized Person

                                    THE PALLADIN GROUP, L.P.

                                    By: Palladin Capital Management, LLC,
                                            General Partner

                                            By: /s/ Maurice Hryshko
                                                     Maurice Hryshko
                                                     Authorized Person

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

          The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of ASM International N.V. dated February 15, 2001 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Dated: February 15, 2001


                                    HALIFAX FUND, L.P.

                                    By: The Palladin Group, L.P.
                                            Attorney-in-Fact

                                            By: /s/ Maurice Hryshko
                                                     Maurice Hryshko
                                                     Authorized Person

                                    PALLADIN OVERSEAS FUND, LTD.

                                    By: The Palladin Group, L.P.
                                            Attorney-in-Fact

                                            By: /s/ Maurice Hryshko
                                                     Maurice Hryshko
                                                     Authorized Person

                                    PALLADIN PARTNERS I, L.P.

                                    By:     The Palladin Group, L.P.,
                                            Attorney-in-Fact

                                            By: /s/ Maurice Hryshko
                                                     Maurice Hryshko
                                                     Authorized Person

                                    PALLADIN OVERSEAS FUND LTD.

                                    By:     The Palladin Group, L.P.,
                                            Attorney-in-Fact

                                            By: /s/ Maurice Hryshko
                                                     Maurice Hryshko
                                                     Authorized Person

                                    DeAM CONVERTIBLE ARBITRAGE FUND LTD.

                                    By:     The Palladin Group, L.P.,
                                            Attorney-in-Fact

                                            By: /s/ Maurice Hryshko
                                                     Maurice Hryshko
                                                     Authorized Person

                                    LANCER SECURITIES (CAYMAN) LTD.

                                    By:     The Palladin Group, L.P.,
                                            Attorney-in-Fact

                                            By: /s/ Maurice Hryshko
                                                     Maurice Hryshko
                                                     Authorized Person

                                    THE PALLADIN GROUP, L.P.

                                    By: Palladin Capital Management, LLC,
                                            General Partner

                                            By: /s/ Maurice Hryshko
                                                     Maurice Hryshko
                                                     Authorized Person